

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

<u>Via E-mail</u>
Joseph Listengart, Esq.
General Counsel
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re:** **Kinder Morgan, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 3, 2012**
> **File No. 333-177895**

Dear Mr. Listengart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>The Transactions, page 93</u>

<u>Background of the Transactions, page 97</u>

1. We note your response to comment 13 in our letter dated December 29, 2011 that "the management and board of directors of El Paso limited Goldman Sachs' role after September 12, 2011…and Goldman Sachs acted in accordance with such limited role after September 12, 2011, although the engagement letter between Goldman Sachs and El Paso was not executed until October 6, 2011." Please state this in your filing. We note the disclosure added in response to prior comment 21 in our letter dated December 9, 2011 is insufficient in this regard.

New El Paso Stockholders Making Elections, page 182

Proration and Adjustment Procedures, page 184

2. We note your response to comment 23 in our letter dated December 29, 2011 and the related revision in your filing on pages 184 and 185. Please revise to provide this disclosure in the forepart of your prospectus or tell us why you believe this is unnecessary. We reissue comment 23 in our letter dated December 29, 2011 as it pertains to this point.

Unaudited Pro Forma Condensed Combined Financial Information, page 390

Unaudited Pro Form Condensed Combined Balance Sheet Adjustments, page 395

(b), page 395

3. We have read your response to comment 28 in our letter dated December 29, 2011 and your addition to the filing on page 395 that your value for the warrant consideration was *assumed, jointly agreed to* and primarily for tax purposes. While we understand that the price at which the warrant will trade or ultimate value of such warrants cannot be determined with certainty, the value ascribed to the warrants should be fair market value and should be disclosed as such. Please explain to us why the fair market value of a warrant is equal to the value that Kinder Morgan and El Paso assumed for tax purposes.

(e), page 397

4. We have read your response to comment 30 in our letter dated December 29, 2011. Please explain whether you expect to record a regulatory offset to the fair value adjustments of El Paso debt and the reason(s) for your accounting. Please address whether your authorized rate of return is based on the actual cost of borrowings. If so, please explain why a similar valuation methodology to how you value regulated assets has not been employed to value regulatory debt. In this regard, we presume that replacement of El Paso debt with lower cost debt would impact future rates. If so, please help us understand why regulation would not be a similar factor in reflecting adjustment(s) to those liabilities to reflect them at their regulatory value.

Exhibit 8.1

5. We note your response to comment 35 in our letter dated December 29, 2011 and the related revisions in your filing. Please revise section (i) of the last bullet point on page 178 to clarify that the amount of cash referenced does not include cash in lieu of a fractional share, which counsel states in paragraph 3 of this tax opinion. Similarly, please revise the first bullet point under the section "If the merger consideration you receive

consists only of cash and warrants" on page 179 to include the parenthetical to conform to paragraph 4 of this tax opinion.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Thomas Roberts
       Weil, Gotshal & Manges LLP